Exhibit 99.1

Pembina Pipeline Corporation Declares Quarterly Preferred Share Dividends, Announces Third Quarter 2017 Results Conference Call and Webcast Details and Appoints New Board Members

CALGARY, Oct. 11, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that its Board of Directors declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7, 9, 11, 13, 15, 17 and 19. Series 1, 3, 5, 7, 9, 11 and 13 preferred share dividends are payable on December 1, 2017 to shareholders of record on November 1, 2017. Series 15, 17 and 19 preferred share dividends are payable on December 29, 2017 to shareholders of record on December 15, 2017.

Series	Dividend Amount
Preferred Shares, Series 1 (PPL.PR.A)	$0.265625
Preferred Shares, Series 3 (PPL.PR.C)	$0.293750
Preferred Shares, Series 5 (PPL.PR.E)	$0.312500
Preferred Shares, Series 7 (PPL.PR.G)	$0.281250
Preferred Shares, Series 9 (PPL.PR.I)	$0.296875
Preferred Shares, Series 11 (PPL.PR.K)	$0.359375
Preferred Shares, Series 13 (PPL.PR.M)	$0.359375
Preferred Shares, Series 15 (PPL.PR.O)	$0.279000
Preferred Shares, Series 17 (PPL.PR.Q)	$0.312500
Preferred Shares, Series 19 (PPL.PR.S)	$0.312500

These dividends are designated "eligible dividends" for Canadian income tax purposes.

Dividends on the preferred shares Series 1, 3, 5, 7, 9, 11 and 13 are payable on the first day of March, June, September and December in each year, if, as and when declared by the Board of Directors to shareholders of record on the first day of the preceding month, or, if such payment or record date is not a business day, the last preceding business day prior to the weekend or holiday. Dividends on the preferred shares Series 15, 17 and 19 are payable on the last day of March, June, September and December in each year, if, as and when declared by the Board of Directors to shareholders of record on the fifteenth day of the same month, or, if such payment or record date is not a business day, the next succeeding business day after the weekend or holiday.

Conference Call and Webcast Details for Third Quarter 2017 Results

Pembina will release its third quarter 2017 results on Thursday, November 2, 2017 after markets close. A conference call and webcast have been scheduled for Friday, November 3, 2017 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until November 10, 2017 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 15481006.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=1307572&s=1&k=FDC4D235F6A00EF6BE8D08BC522465AB in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Appointment of New Directors

Pembina has announced today that Ms. Maureen Howe, Mr. Henry Sykes and Mr. Doug Arnell have been appointed to the Board of Directors effective October 2, 2017.

Ms. Howe, formerly a Managing Director at RBC Capital Markets in equity research, specialized in the area of energy infrastructure, which included power generation, transmission and distribution, oil and gas transmission and distribution, gas processing, and alternative energy. Prior to joining RBC Capital Markets, Ms. Howe held finance positions in the utility industry, investment banking and portfolio management. Ms. Howe is a director and Chair of the Audit Committee at TimberWest Forest Corp., a private timber company, a director and Chair of the Investment Committee at the Insurance Corporation of British Columbia, Chairperson of the University of British Columbia Phillips, Hager & North Centre for Financial Research, and is a director of the Canadian Securities Institute Research Foundation. Ms. Howe holds a Bachelor of Commerce (Honours) from the University of Manitoba and a Ph.D. in Finance from the University of British Columbia.

Mr. Sykes was the President and a director of MGM Energy Corp., a Canadian public energy company focused on the acquisition and development of hydrocarbon resources in Canada's Northwest Territories and Arctic regions, from January 2007 to June 2014. Mr. Sykes was President of ConocoPhillips Canada from 2001 to 2006. Prior thereto, he was Executive Vice-President, Business Development of Gulf Canada Resources. Mr. Sykes began his career as a lawyer and specialized in mergers and acquisitions, securities and corporate law. Mr. Sykes is Chair of the board of Arts Commons and Chair of the Board of The Arctic Institute of North America, as well as a director of a number of private companies involved in the oil and gas industry. Mr. Sykes has a Bachelor of Arts in economics from McGill University and a law degree from the University of Toronto.

Mr. Arnell is the President and Chief Executive Officer of Helm Energy Advisors Inc., a private company founded by Mr. Arnell in March 2015 that provides advisory services to the global energy sector. From September 2010 to March 2015, Mr. Arnell was employed with Golar LNG Ltd., a U.S. public company focused on owning and operating LNG midstream floating assets, and was Chief Executive Officer from February 2011 to March 2015. From 2003 to 2010, Mr. Arnell held various senior positions within the BG Group of companies and with other energy companies prior to that. Mr. Arnell has a Bachelor of Science Degree in Mechanical Engineering from the University of Calgary.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "should", "may", "will", "continue", "if", "to be", "expects", and similar expressions.

In particular, this news release contains forward-looking statements and information relating to: future dividends which may be declared on Pembina's preferred shares, the dividend payment and the tax treatment thereof. These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: oil and gas industry exploration and development activity levels; the success of Pembina's operations, growth projects and the integration of acquisitions; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the regulatory environment and decisions; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere; fluctuations in operating results; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2016, which can be found at www.sedar.com.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward looking statements or information contained herein, except as required by applicable laws.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2017/11/c8278.html

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For further information: Investor Relations, Chelsy Hoy, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 12:34e 11-OCT-17